Exhibit 13.1

20/20 Gene Systems

Investor Deck
2018



What we do:

Develop and commercialize diagnostic tests for the early detection of cancer to improve outcomes

Why we do it:

To reduce cancer deaths in the U.S. and around the world

2

We started with PAULA's Test



20/20 GeneSystems developed PAULA's Test, a blood test for early detection of lung cancer. PAULA's Test is meant for use in patients at high risk of lung cancer due to long term smoking. PAULA's Test can help detect lung cancer in patients without symptoms, even at the earliest stages.

We have tested over 3,500 individuals with its PAULA's test for the early detection of lung cancer

We shifted our focus to a more comprehensive solution: OneTest

Introducing this year what we believe to be the first multi-cancer early detection blood test powered by machine learning algorithms built with data from tens of thousands of individuals tested before being diagnosed with cancer



oneTEST

for early detection of cancers™

Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

OneTest: Early cancer screening blood test system for multiple cancers

Among the first blood tests available in North America for the early detection of up to **5 or more otherwise deadly cancers** using a single specimen (Lung, Liver, Pancreatic, Ovarian, Prostate, and others)

Biomarker tests are **substantially improved with *20/20 Hindsight™*:** the 1st machine learning algorithm built from data from **tens of thousands of pre-symptomatic individuals** screened for cancer



Our unique approach: *20/20 Hindsight™*

1. Tumor Biomarkers



2. Clinical Parameters



3. Machine Learning



4. Organ Systems where Cancer risk warrants follow-up imaging



1. Applying different weights to the biomarkers in the panel and generating a combined score
2. Integrating and giving weight to clinical factors (age, gender, symptoms, smoking history, radiographic findings, etc.)
3. Using machine learning software such as Deep Learning Neural Networks which improve with the addition of additional data sets
4. The individual biomarker test scores and clinical factors are combined into one simple probability that the patient has one of several cancers. The algorithm are made available to customers on the cloud using a Software-as-a-Service (SaaS) model

Competitive advantages



We believe 20/20 enters the market with a lead over competitors due to validation in a real-world data set

As tests are sold, outcome data will be collected under an IRB approved clinical study and fed back into our algorithm for continuous learning and improvements

Building global patent portfolio: 7 issued patents with numerous patent applications pending worldwide

Commercialization strategy — U.S.

Strategy

Market test directly to consumers who purchase for ~$200 and take test to physicians of their choice (B2C2B)

Some physicians will then offer test to their other patients (B2C2B2C)

Capture outcome data for continuous machine learning & improvement

Scale to 25M annual consumers by 2025 by leveraging multiple consumer facing channel partners:
- o   *Retail Health Clinics*
- o   *Mobil Screening*
- o   *Health Clubs*
- o   *Consumer Genomic Testing*

Scaling in U.S. through Channel Partners

(In preliminary discussions with each of the below companies as of May 2018)







Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Commercialization strategy — China

Strategy

Market algorithm (SaaS) to Hospital and Stand-alone Health Check Centers (B2B2C)

Establishing "Beachhead" in Taiwan, source of current data set

Migrate to mainland China, Japan, Korea

Capture outcome data for continuous machine learning and improvement

Strategic partners



中国平安
PING AN
保险·银行·投资

- Largest health insurance company in China
- Leader in using AI for healthcare in China: *Good Doctor* App has 150 million users
- Network of 10,000 independent health clinics, collectively serving 150 million patients
- Invested $2 million in 20/20 in January 2016
- 10% shareholder; Board Member



NATIONAL FOUNDATION FOR CANCER RESEARCH
Research for a Cure

- Facilitated Introductions to leading Chinese Hospitals (Tianjin Cancer Institute)
- Assisted with Due Diligence with Chinese Investors (including Ping An)
- Strategic Advice for China
- 20/20 Shareholder

Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

The opportunity is now

Pre-Revenue, Public Cancer Detection Companies = $125mm+ Market Cap

Company Name	Exchange: Symbol	Cancer Test	Revenue (2017 est.)	Market Cap (March 31, 2018)
Immunovia	IMMNOV: Stockholm Exchange	Blood test for early detection of pancreatic cancer	$18K	$321 Million
VolitionRx	NYSE: VNRX	Blood based test for detecting colorectal cancer	$0	$69 Million
Oncocyte	NYSE: OCX	Early detection of breast, bladder and lung cancer	$0	$92 Million
OncImmune	AIM: ONC	Blood test for early detection of lung cancer	$250K	$96 Million

Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

U.S. Sales Goals: 25 by 25

Target: 25 million Americans getting a yearly OneTest by 2025


Number of tests
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2018 (Q3 & Q4)
2019
2020
2021
2022
2023
2024
2025

Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Potential exit strategy partners based on sub-industry

We have had preliminary conversations with four of the below companies

Cancer Biomarker Global Leaders	Clinical Laboratory Leaders	AI for Healthcare Global Leaders
Roche	Quest Diagnostics™	中国平安 PING AN 保险·银行·投资
Abbott	LabCorp	Microsoft Health
SIEMENS	BioReference Laboratories	Alibaba.com



















Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

The team



Jonathan Cohen — Founder & CEO

Under Mr. Cohen's leadership, 20/20 GeneSystems has brought in approximately $6 million in grant funding and launched two successful products, a kit for suspicious powders used by hundreds of emergency responder organizations worldwide and a blood test for the early detection of lung

cancer. As 20/20's CEO, Mr. Cohen forged strategic alliances with Fortune 500 companies such as Johnson & Johnson, Eastman Kodak, Abbott Diagnostics, and Ping An Ventures, the investment arm of the largest insurance company in China. Before founding 20/20, Mr. Cohen was patent and general counsel for two publicly traded companies: Ventana Medical Systems Inc. (acquired by Roche diagnostics in 2008 for $3.4 billion) and Oncor Inc. Mr. Cohen had more than 18 years of experience in biotechnology patents and licensing matters. He has a Master of Science in Biotechnology from Johns Hopkins University and a law degree from the American University.



Barry Cohen
Software Development



Victoria Doseeva
Director of Diagnostics Development



Richard Sherer
Director of Laboratory Operations



In summary: our value proposition as an investment opportunity

Potential to save and extend lives

Offering solution to multi-billion market that benefits adults worldwide

High barriers to entry for competitors due to data acquisition lead

Robust M&A market with potential suitors from both healthcare and IT industries



Thank you

20/20 GeneSystems
Investor Deck - 2018